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OPT.CO INC

250 West 94th Street
New York, NY 10025

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                  UNITED INDUSTRIAL CORPORATION PROXY CONTEST

      OPT.CO WILL NOMINATE INDEPENDENT DIRECTORS AT MAY 13 ANNUAL MEETING

FOR IMMEDIATE RELEASE                        TUESDAY, APRIL 15, 1997

Contact: David A. Lang

         OPT.CO INC.

         212-666-0586

NEW YORK CITY--OPT.CO INC., a private investment company located in New York City announced today that it will propose independent candidates as directors of United Industrial Corporation at the May 13, 1997 Annual Meeting. The nominees are committed to a restructuring program to enhance shareholder value.

United Industrial Corporation (symbol UIC) is a New York Stock Exchange-listed diversified company with activities in defense and commercial aviation, as well as transportation and energy production equipment. For 1996, total sales were $220 million compared with $227 million in the previous year. OPT.CO has filed a Proxy Statement with the Securities and Exchange Commission outlining a proposed corporate restructuring. The proposal calls for transforming the Company's two principal subsidiaries, AAI Corporation and Detroit Stoker Company, into two independently financed and managed companies, each better able to achieve strong results and improved valuation in their respective industries.

OPT.CO's SEC filing identifies its proposed nominees, David A. Lang, President of OPT.CO and Alan S. Parsow, General Partner of Parsow Partnership Ltd. and Elkhorn Partners, both private investment limited partnerships.

According to Mr. Lang, "United Industrial's record speaks for itself. Over the past five years, the Company has registered negative growth in sales, earnings, book value and dividends. The stock of the Company has performed correspondingly and is 36% below where it was five years ago." Mr. Lang adds that the peer group of companies selected for comparison by UIC management has more than doubled in value over the same 5-year period.

Mr. Lang attributes the poor performance to Board complacency, noting that four of the six directors are employed by the Company and at least four were originally appointed, not elected, to the Board. "The Company's nominal headquarters is in New York City, despite the fact that management is located in Hunt Valley, Maryland. The New York City office is an unneeded and wasteful expense that, in my opinion, serves only as an accomodation for past and current directors. The election of Alan and myself will change that", said Mr. Lang.

The filed Proxy Statement points out that the OPT.CO nominees own only 13,000 shares of UIC stock, less than 1% of the outstanding stock and are not, at this date, allied to any investment group. "Clearly, we are competing on the basis of the failures of the current Board and the logic of our restructuring plan. We are confident that stockholders, particularly institutional investors, will examine and support our proposal on the merits", said Mr. Parsow.

Since UIC Board terms are staggered, the nominees recognize they will need to work cooperatively with the incumbent directors. Mr. Parsow notes that "My experience, particularly as a director of CACI International Inc. is that minority directors can have a constructive influence and can energize management to achieve their own goals, as well as the stockholder goal of making money. We intend to make that happen."

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